                                                             [STB DRAFT 9/17/98]

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       REPUBLIC ENGINEERED STEELS, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                  760391102
          ----------------------------------------------------------
                                (CUSIP NUMBER)

                               DAVID A. STOCKMAN
                            RES HOLDING CORPORATION
                         C/O THE BLACKSTONE GROUP L.P.
                                345 PARK AVENUE
                           NEW YORK, NEW YORK 10154
                                (212) 935-2626
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)


                               SEPTEMBER 8, 1998
          ----------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING
BOX   / /.


NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                              Page 1 of 18 Pages

                                 SCHEDULE 13D

CUSIP NO.   760391102                       PAGE   2      OF   18    PAGES
          -------------                          --------    ------

--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Veritas Capital Management, L.L.C.

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/

                                                                     (b) / /

--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                   AF, OO

--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /

--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                             0

       NUMBER OF        --------------------------------------------------------

         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
                                             19,706,578
        OWNED BY
                        --------------------------------------------------------
          EACH
       REPORTING            9      SOLE DISPOSITIVE POWER

         PERSON                              0
          WITH
                        --------------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                             19,706,578

--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,706,578

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100.0%

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                   OO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   760391102                       PAGE   3      OF   18    PAGES
          -------------                          --------    ------


--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Robert B. McKeon

--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/

                                                                     (b) / /

--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                   AF, OO

--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /

--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                             0

       NUMBER OF        --------------------------------------------------------

         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
                                             19,706,578
        OWNED BY
                        --------------------------------------------------------
          EACH
       REPORTING            9      SOLE DISPOSITIVE POWER

         PERSON                              0
          WITH
                        --------------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                             19,706,578

--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,706,578

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100.0%

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                   IN

--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   760391102                       PAGE   4      OF   18    PAGES
          -------------                          --------    ------

--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas J. Campbell

--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/

                                                                     (b) / /

--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                   AF, OO

--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /

--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                             0

       NUMBER OF        --------------------------------------------------------

         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
                                             19,706,578
        OWNED BY
                        --------------------------------------------------------
          EACH
       REPORTING            9      SOLE DISPOSITIVE POWER

         PERSON                              0
          WITH
                        --------------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                             19,706,578

--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,706,578

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100.0%

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                   IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   760391102                       PAGE   5      OF   18    PAGES
          -------------                          --------    ------


--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Blackstone Management Associates II L.L.C.

--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/

                                                                     (b) / /

--------------------------------------------------------------------------------

   3      SEC USE ONLY


--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                   AF, OO

--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /


--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                             0

       NUMBER OF        --------------------------------------------------------

         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
                                             19,706,578
        OWNED BY
                        --------------------------------------------------------
          EACH
       REPORTING            9      SOLE DISPOSITIVE POWER

         PERSON                              0
          WITH
                        --------------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                             19,706,578

--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,706,578

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100.0%

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                   OO

--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   760391102                       PAGE   6      OF   18    PAGES
          -------------                          --------    ------


--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Peter G. Peterson

--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/

                                                                     (b) / /

--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                   AF, OO

--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /


--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                             0

       NUMBER OF        --------------------------------------------------------

         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
                                             19,706,578
        OWNED BY
                        --------------------------------------------------------
          EACH
       REPORTING            9      SOLE DISPOSITIVE POWER

         PERSON                              0
          WITH
                        --------------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                             19,706,578

--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,706,578

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100.0%

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                   IN

--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   760391102                       PAGE   7      OF   18    PAGES
          -------------                          --------    ------


--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Stephen A. Schwarzman

--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/

                                                                     (b) / /

--------------------------------------------------------------------------------

   3      SEC USE ONLY


--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                   AF, OO

--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /


--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                             0

       NUMBER OF        --------------------------------------------------------

         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
                                             19,706,578
        OWNED BY
                        --------------------------------------------------------
          EACH
       REPORTING            9      SOLE DISPOSITIVE POWER

         PERSON                              0
          WITH
                        --------------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                             19,706,578

--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,706,578

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100.0%

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                   IN

--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP NO.   760391102                       PAGE   8      OF   18    PAGES
          -------------                          --------    ------


--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   HVR Holdings, LLC

--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/

                                                                     (b) / /

--------------------------------------------------------------------------------

   3      SEC USE ONLY


--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

                   AF, OO

--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             / /


--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER

                                             0

       NUMBER OF        --------------------------------------------------------

         SHARES             8      SHARED VOTING POWER
      BENEFICIALLY
                                             19,706,578
        OWNED BY
                        --------------------------------------------------------
          EACH
       REPORTING            9      SOLE DISPOSITIVE POWER

         PERSON                              0
          WITH
                        --------------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                             19,706,578

--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,706,578

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         / /

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100.0%

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

                   OO

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 9 of 18 Pages


                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Republic Engineered Steels, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 410 Oberlin Road, S.W., Massillon, Ohio 44647.

Item 2.  Identity and Background.

This Schedule 13D is being filed jointly by Blackstone Management Associates II L.L.C., a Delaware limited liability company ("Blackstone"), Mr. Peter G. Peterson, Mr. Stephen A. Schwarzman, Veritas Capital Management, L.L.C., a Delaware limited liability company ("Veritas"), Mr. Robert B. McKeon, Mr. Thomas J. Campbell and HVR Holdings, LLC, a Delaware limited liability company ("HVR") (the foregoing, collectively, the "Reporting Persons").

Blackstone is the sole general partner of Blackstone Capital Partners II Merchant Banking Fund, L.P. ("BCP II") and Blackstone Family Investment Partnership II L.P. ("BFIP II") and the sole investment general partner of Blackstone Offshore Capital Partners II L.P. ("BOCP II"). Blackstone Services (Cayman) LDC, a Cayman Islands limited duration company, is the administrative general partner of BOCP II. Pursuant to the partnership agreement of BOCP II, Blackstone has the sole power to vote securities held by BOCP II and the sole power to dispose of securities held by BOCP II. BCP II, BOCP II and BFIP II will hereinafter be referred to collectively as the "Blackstone Partnerships."

The principal business of each of BCP II, BOCP II and BFIP II consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of Blackstone consists of performing the functions of, and serving as, the general partner of BCP II and of certain affiliates and the investment general partner of BOCP II and of certain affiliates. The principal business and office address of Blackstone is 345 Park Avenue, New York, New York 10154.

Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members (the "Blackstone Founding Members") of Blackstone. The other members of Blackstone are David A. Stockman, Michael B. Hoffman, James J. Mossman, Arthur
B. Newman, Anthony Grillo, J. Tomilson Hill, Mark T. Gallogly, Glenn H. Hutchins, Howard A. Lipson, Thomas J. Saylak, John Z. Kukral, Kenneth C. Whitney, Michael Puglisi and Timothy R. Coleman (collectively and together with the Blackstone

                                                             Page 10 of 18 Pages


Founding Members, the "Members"). Each of the Members is a United States citizen. The principal occupations of each of the Members is serving as an executive of one or more of the Blackstone Partnerships, Blackstone, and their affiliates. The Blackstone Founding Members are the managing members of Blackstone. The business address of each of the Members is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

Veritas is the sole general partner of The Veritas Capital Fund, L.P. ("Veritas Capital").

The principal business of Veritas Capital consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of Veritas consists of performing the functions of, and serving as, the general partner of Veritas Capital and of certain affiliates. The principal business and office address of Veritas is 660 Madison Avenue, New York, New York 10021.

Messrs. Robert B. McKeon and Thomas J. Campbell are the voting members (the "Veritas Voting Members") of Veritas. Each of the Veritas Voting Members is a United States citizen. The principal occupations of each of the Veritas Voting Members is serving as an executive of one or more of Veritas Capital, Veritas, and their affiliates. The Veritas Voting Members are the managing members of Veritas. The business address of each of the Members is c/o Veritas Capital Management, L.L.C., 660 Madison Avenue, New York, New York 10021.

HVR was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. A controlling interest in HVR is owned by (i) Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "HLH Trust"), which is a revocable trust whose grantor is Henry L. Hillman, and (ii) Juliet Challenger, Inc., a Delaware corporation ("Juliet," and collectively with the HLH Trust, the "HVR Controlling Parties"), which is a wholly owned subsidiary of Wilmington Investments, Inc., a Delaware corporation, which is in turn a wholly owned subsidiary of The Hillman Company, a Pennsylvania corporation, whose controlling shareholder is the HLH Trust. The office address of HVR is 824 Market Street, Suite 900, Wilmington, Delaware 19801. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer of HVR.

During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The amount and sources of funds used in connection with the Offer and the Merger (as defined in Item 4) and the transactions related thereto consisted of (i) borrowings of approximately $65 million under a Credit Agreement, dated as of September 8, 1998, among RES Holding Corporation ("RES Holding"), the lenders named therein, The Chase Manhattan Bank as Administrative Agent and DLJ Capital Funding, Inc. as Documentation Agent (filed as Exhibit 11(b)(2) to the Tender Offer Statement on Schedule 14D-1 filed on July 30, 1998, as amended by Amendment No. 1 on August 27, 1998 and Amendment No. 2 on September 8, 1998, the "Schedule 14D-1"), and (ii) the contribution of approximately $95.5 million in equity by the Blackstone Partnerships, Veritas Capital and HVR

                                                             Page 11 of 18 Pages


immediately prior to the consummation of the Offer (as defined below) (collectively, the "Holding Stockholders").

Item 4.  Purpose of Transaction.

RES Acquisition Corporation, a Delaware corporation ("RES Acquisition"), RES Holding Corporation, a Delaware corporation and the parent of RES Acquisition ("RES Holding") and the Company entered into an Agreement and Plan of Merger, dated as of July 23, 1998 (the "Merger Agreement"), which provided for the offer by RES Acquisition to offer to purchase all of the outstanding shares of Common Stock (the "Offer") and, thereafter, the merger of RES Acquisition with and into the Company (the "Merger"), with the Company being the surviving corporation of the Merger. The Offer and the transactions contemplated thereby were consummated on September 8, 1998, at which time (i) RES Acquisition accepted for purchase all shares of Common Stock validly tendered and not withdrawn prior to the expiration of the Offer, 12:00 Midnight, New York City time, on Friday, September 4, 1998 (the "Tendered Shares"), (ii) pursuant to the terms of the Merger Agreement and the Offer to Purchase previously mailed to the stockholders of the Company and filed with the Schedule 14D-1, RES Acquisition paid $7.25 in cash per Tendered Share, without any interest thereon and (iii) BCP II, BOCP II, BFIP II, Veritas Capital and HVR were issued 502.05330, 148.05490, 49.89180, 229.54546 and 25.00000, respectively, shares of common stock, par value $.01 per share (the "RES Common Stock"), in, and became the sole stockholders of, RES Holding; and each member of the Holding Stockholders shares the power to vote or to, direct the vote of, and shares power to dispose or to direct the disposition of, such Common Stock.

Pursuant to the Merger Agreement, immediately following the consummation of the Offer, the board of directors of the Company consisted of David Blitzer, Sam Camens, Thomas J. Campbell, Marshall Cohen, Jeffrey K. Fernandez, Anthony Grillo, Glenn Hutchins, Russell W. Maier, Robert B. McKeon, Walter C. Meck and David A. Stockman. Messrs. Grillo, Hutchins and Stockman are members of BMA II and Mr. Blitzer is an employee of an affiliate of the Blackstone Partnerships. Messrs. Campbell and McKeon are members of Veritas.

Immediately following the consummation of the Offer, the following persons were appointed to the offices of the Company in parentheses immediately following their names below, and, to the extent that the offices named below were currently held by other persons, such other persons were deemed to have relinquished such offices: David Stockman (Chairman of the Board), Russell W. Maier (Vice-Chairman of the Board), Thomas N. Tyrrell (Chief Executive Officer), Joseph F. Lapinsky (President and Chief Operating Officer), Robert
L. Meyer (Executive Vice-President and General Manager--Hot Rolled Bar Division), John G. Asimou (Executive Vice-President and General Manager--Cold Finished Bar Division, Charles T. Cochran (Vice-President, Commercial--Cold Finished Bar Division), James T. Thielens Jr. (Vice-President, Commercial--Hot Rolled Bar Division) and Timothy Demma (Vice-President, Marketing).

The Merger and the transactions contemplated thereby were consummated on September [21], 1998, at which time (i) RES Acquisition merged with and into the Company and (ii) pursuant to the terms of the Merger Agreement, each share of Common Stock outstanding immediately prior to the Merger (other than shares owned by RES Holding, RES Acquisition, the Company or the other indirect or direct subsidiaries of RES Holding which were cancelled, and other than shares, if any, for which other stockholders of the Company properly exercised appraisal rights pursuant to applicable state law) was

                                                             Page 12 of 18 Pages


converted into the right to receive $7.25 per share in cash, without any interest thereon and less applicable any required withholding taxes.

The Merger did not change the composition of the Board of Directors of the Company, but such composition is subject to change from time to time.

Upon consummation of the Merger, the Certificate of Incorporation and By-laws of the Company were amended and restated in their entirety to conform with the Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws, respectively, of RES Acquisition that were effective immediately prior to the consummation of the Merger.

As a result of the Merger, the Company is a wholly owned subsidiary or RES Holding, and the Company intends to cause the Common Stock to be delisted from the Nasdaq National Market ("Nasdaq") and to cause the Company to cease to be subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case as soon as practicable.

The Reporting Persons anticipate that the Company and Bar Technologies Inc., a Delaware corporation controlled by affiliates of BMA II and Veritas ("BarTech"), will engage in a business combination transaction in which the Company will become an indirect wholly owned subsidiary of BarTech.

The Reporting Persons intend to review on a continuing basis their investment in the Company through RES Holding, and the Reporting Persons may decide to decrease such investment in the Company depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

(a) and (b). Pursuant to the Offer, RES Acquisition acquired 19,255,579 shares of Common Stock (approximately 97.71% of the outstanding Common Stock). Pursuant to the Merger, RES Holding became the direct beneficial owner of 19,706,578 shares of Common Stock (100% of the outstanding Common Stock).

As the parent of the Company, RES Holding has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 100% of the Common Stock. Because the Holding Stockholders agreed to act together to form RES Holding and RES Acquisition for the purpose of acquiring the Common Stock, the group formed by such Holding Stockholders may be deemed to beneficially own the Common Stock held by RES Holding, and each member of the Holding Stockholders shares the power to vote or to direct the vote of, and shares power to dispose or to direct the disposition of, such Common Stock.

                                                             Page 13 of 18 Pages


BCP II and BFIP II, acting through their sole general partner BMA II, and BOCP II, acting through its sole investment general partner BMA II, have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the RES Common Stock respectively owned by them. As a result, BMA II may be deemed to beneficially own the shares of RES Common Stock directly owned by the respective Blackstone Partnerships of which it is the general partner or the investment general partner. The Blackstone Founding Members of BMA II have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of RES Common Stock that may be deemed to be beneficially owned by BMA II. As a result, each of such Blackstone Founding Members may be deemed to beneficially own the shares of RES Common Stock that BMA II may be deemed to beneficially own.

Veritas Capital, acting through its sole general partner Veritas, has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the RES Common Stock respectively owned by it. As a result, Veritas may be deemed to beneficially own the shares of RES Common Stock directly owned by Veritas Capital of which it is the general partner. The Veritas Voting Members of Veritas have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of RES Common Stock that may be deemed to be beneficially owned by Veritas. As a result, each of such Veritas Voting Members may be deemed to beneficially own the shares of RES Common Stock that Veritas may be deemed to beneficially own.

HVR has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the 2.63% block of RES Common Stock owned by it. As a result of its membership in the group described in the following paragraph, HVR also may be deemed to beneficially own, and share the power to vote or to dispose of, the Common Stock. HVR disclaims beneficial ownership of all such Common Stock except for the 2.63% block of Common Stock attributable to its ownership of RES Common Stock.

The Reporting Persons and the Holding Stockholders have acted in concert in agreeing both to acquire directly the RES Common Stock and to acquire indirectly the Common Stock, each as referred to in Item 4 and this Item 5. Consequently, the Reporting Persons and the Holding Stockholders may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, and each member of such group shares the power to vote or to, direct the vote of, and shares power to dispose or to direct the disposition of the Common Stock.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Common Stock, except as disclosed in this Schedule 13D.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangement or Understandings with Respect to Securities of the Issuer.

None.

                                                             Page 14 of 18 Pages


Item 7.  Material to be Filed as Exhibits.


         1.       Joint Filing Agreement

         2.       Powers of Attorney

                                                             Page 15 of 18 Pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BLACKSTONE MANAGEMENT
                                          ASSOCIATES II L.L.C.

                                        By: /s/ David A. Stockman
                                           ----------------------------
                                           Name: David A. Stockman
                                           Title: Member

                                        /s/ David A. Stockman
                                        -------------------------------
                                        PETER G. PETERSON

                                        By:  David A. Stockman, Attorney-in-Fact

                                        /s/ David A. Stockman
                                        -------------------------------
                                        STEPHEN A. SCHWARZMAN

                                        By:  David A. Stockman, Attorney-in-Fact


                                        VERITAS CAPITAL MANAGEMENT, L.L.C.

                                        By: /s/ Robert B. McKeon
                                           ----------------------------
                                           Name:  Robert B. McKeon
                                           Title: Member

                                        /s/ Robert B. McKeon
                                        -------------------------------
                                        ROBERT B. MCKEON

                                        /s/ Thomas J. Campbell
                                        -------------------------------
                                        THOMAS J. CAMPBELL

                                                             Page 16 of 18 Pages


                                        HVR HOLDINGS, LLC

                                        By: /s/ Andrew H. McQuarrie
                                           ----------------------------
                                           Name:   Andrew H. McQuarrie
                                           Title:  Vice President


Dated:  September 22, 1998

                                                             Page 17 of 18 Pages


                                  SCHEDULE A

                              HVR HOLDINGS, LLC

                             EXECUTIVE OFFICERS*
                             -------------------

                                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME AND TITLE                                        BUSINESS OR RESIDENCE ADDRESS
      --------------                                      ----------------------------------
Joan E. Bachner                                     Assistant Treasurer
Assistant Treasurer                                 Wilmington Investments, Inc.
                                                    824 Market Street
                                                    Suite 900
                                                    Wilmington, DE  19801

H. Vaughan Blaxter III                              Vice-President, Secretary and General Counsel
President and Secretary                             The Hillman Company
                                                    1900 Grant Building
                                                    Pittsburgh, PA  15219

Charles H. Bracken, Jr.                             Treasurer
Assistant Treasurer and Assistant Secretary         The Hillman Company
                                                    1900 Grant Building
                                                    Pittsburgh, PA  15219

Richard H. Brown                                    Assistant Vice President and Assistant Secretary
Assistant Vice President and Assistant              Wilmington Investments, Inc.
Treasurer                                           824 Market Street
                                                    Suite 900
                                                    Wilmington, DE  19801

Jody B. Cosner                                      Assistant Secretary
Assistant Secretary                                 Wilmington Investments, Inc.
                                                    824 Market Street
                                                    Suite 900
                                                    Wilmington, DE  19801

Lario M. Marini                                     Retired
Senior Vice President                               100 South Road
                                                    Wilmington, DE  19809

Andrew H. McQuarrie                                 Vice-President, Treasurer and Chief Financial Officer
Vice President, Treasurer, and Chief                Wilmington Investments, Inc.
Financial Officer                                   824 Market Street
                                                    Suite 900
                                                    Wilmington, DE  19801

                                                             Page 18 of 18 Pages

                                  DIRECTORS*
                                  ----------

                                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME AND TITLE                                        BUSINESS OR RESIDENCE ADDRESS
      --------------                                      ----------------------------------
Darlene Clarke                                      Retired
                                                    4911 Birch Circle
                                                    Wilmington, DE  19808

Lario M. Marini                                     Retired
                                                    100 South Road
                                                    Wilmington, DE  19809

Andrew H. McQuarrie                                 Vice-President, Treasurer and Chief Financial Officer
                                                    Wilmington Investments, Inc.
                                                    824 Market Street
                                                    Suite 900
                                                    Wilmington, DE  19801

-----------------------------

*     Each of the persons named below is a citizens of the United States.